UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Virgin Media Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

62941W101

(CUSIP Number)

Joshua Bayliss

Virgin Management Ltd.

The School House

50 Brook Green

London W6 7RR

United Kingdom

+44 (0)20 7313 2011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 24 Pages

( 2 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deutsche Bank Trustee Services (Guernsey) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, the Venus Trust, The Leo Trust and The Gemini Trust.

( 3 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RBC Trustees (C.I.) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust.

( 4 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cougar Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON IV; OO

( 5 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Plough Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON IV; OO

( 6 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard Charles Nicholas Branson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON IN

( 7 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gamay Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON HC; CO

( 8 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON HC; CO

( 9 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corvina Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON HC; CO

( 10 of 24)

CUSIP No. 62941W101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Entertainment Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 34,260,959
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 21,413,099

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.4% of Common Stock (based on 328,108,707 shares of Common Stock of Virgin Media Inc. outstanding as of November 5, 2008 as reported on the Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008)

14	TYPE OF REPORTING PERSON HC; CO

( 11 of 24)

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 to the statement on Schedule 13D supplementally amends the initial statement on Schedule 13D filed by the Reporting Persons (as defined in Item 2 of the initial statement) with the Securities and Exchange Commission (the “SEC”) on July 14, 2006, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on June 5, 2007 (as so amended, the “Schedule 13D”). This Amendment No. 2 is being filed by the Reporting Persons (as defined in Item 2 of the Schedule 13D) to report an amendment to, and to clarify the terms of, the prepaid variable forward arrangement previously reported as entered into by VEIHL with respect to 12,847,860 shares of Common Stock. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplementally amended as follows:

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (the “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Virgin Media Inc., a Delaware corporation formerly named NTL Incorporated (the “Company”). The Company’s principal executive offices are located at 909 Third Avenue, Suite 2683, New York, New York 10022.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f). This Statement is being filed jointly by:

(i) Deutsche Bank Trustee Services (Guernsey) Limited (“DBTSGL”), a company governed under the laws of Guernsey, in its capacity as Trustee, and on behalf, of The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (the “DB Trusts”), trusts governed under the laws of England and Wales; RBC Trustees (C.I.) Limited (“RBC”), a company governed under the laws of Jersey, in its capacity as Trustee, and on behalf, of The Aquarius Trust, The Aries Trust, the Capricorn Trust, the Pisces Trust and the Saturn Trust (the “RBC Trusts”) and, together with the DB Trusts, the Trusts”), trusts governed under the laws of England and Wales;

(ii) Cougar Investments Limited (“Cougar”), a Jersey company;

(iii) Plough Investments Limited (“Plough”), a Jersey company;

(iv) Sir Richard Charles Nicholas Branson (“Richard Branson”), a citizen of the United Kingdom;

(v) Gamay Holdings Limited (“Gamay”), a British Virgin Islands corporation;

(vi) Virgin Group Holdings Limited (“VGHL”), a British Virgin Islands corporation;

(vii) Corvina Holdings Limited (“Corvina”), a British Virgin Islands corporation; and

(viii) Virgin Entertainment Investment Holdings Limited (“VEIHL”), a British Virgin Islands holding company.

( 12 of 24)

VEIHL is a wholly-owned subsidiary of Corvina. Corvina is held as to approximately 87% by VGHL. The remaining 13% of Corvina is owned jointly by Gamay and certain senior executives of the Virgin Group. Gamay is a wholly owned subsidiary of VGHL. VGHL is jointly owned by Sir Richard Branson, Cougar, Plough, the DB Trusts and the RBC Trusts. The principal beneficiaries of the DB Trusts and the RBC Trusts are Sir Richard Branson and/or certain members of his family.

DBTSGL, RBC, Cougar, Plough, Richard Branson, Gamay, VGHL, Corvina and VEIHL are collectively referred to herein as the “Reporting Persons.” Set forth in Annex A attached hereto are the business address and principal business of each of the Reporting Persons.

Set forth in Annex B attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (the “Covered Persons”) as well as the business address, present principal occupation or employment and citizenship of each of the Covered Persons, and is incorporated herein by reference.

(d) and (e). None of the Reporting Persons or, to the best of their knowledge, the Covered Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 5.	Interests in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) As of the filing date of this Amendment No. 2, each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act); and (ii) shared power to vote or direct the vote of 34,260,959 shares of Common Stock (representing 10.4% of the 328,108,707 shares of Common Stock outstanding as of November 5, 2008 as reported on the Form 10-Q filed by the Company with the SEC on November 10, 2008) for the reasons set forth below. As described in Item 6 hereof, 12,847,860 shares of Common Stock owned by VEIHL are subject to the Prepaid Variable Forward Arrangement (as defined in Item 6 hereof). The Reporting Persons have retained all voting rights with respect to these shares and accordingly continue to be deemed the beneficial owners of such shares. As a result of a pledge entered into in connection with the Prepaid Variable Forward Arrangement, however, the Reporting Persons do not have dispositive power with respect to the Pledged Shares (as defined in Item 6 hereof).

Each of the Reporting Persons other than VEIHL does not directly own any shares of Common Stock. However, each of the Reporting Persons has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to voting, or disposal, of the Common Stock held by VEIHL. VEIHL, which directly holds the shares of Common Stock, has the direct power to vote and dispose of such shares. The Reporting Persons’ ability to vote and dispose of shares of Common Stock is subject to the terms of the Investment Agreement and their ability to dispose of the Pledged Shares is subject to the terms of the Prepaid Variable Forward Arrangement. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

(c) There have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the Reporting Persons or, to the best of their knowledge, the Covered Persons.

( 13 of 24)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The supplemental information to Item 6 of the Schedule 13D provided in Amendment No. 1 is hereby amended and restated in its entirety as follows:

On June 5, 2007, VEIHL entered into a prepaid variable forward arrangement (the “Prepaid Variable Forward Arrangement”) with an unaffiliated third party with respect to 12,847,860 shares of Common Stock. VEIHL received a prepayment of $224,872,294 (the “Prepayment Amount”) under the terms of the Prepaid Variable Forward Arrangement. On the valuation date of the arrangement (the “Valuation Date”), which was initially established as June 5, 2009, VEIHL is obligated to deliver an amount of cash (or, at VEIHL’s election, a number of shares of Common Stock) that is determined based upon the volume weighted average price per share of the Common Stock on 20 trading days from and including the date falling 19 trading days prior to the Valuation Date through and including the Valuation Date (the “Settlement Price”). The payment obligations have a floor price of approximately $19.68 (the “Floor Price”) and had an initial cap price of approximately $31.98, subject to adjustment with respect to dividend payments on the shares (the “Cap Price”). The default method of settlement under the Prepaid Variable Forward Arrangement is cash settlement.

If the Settlement Price is greater than the Cap Price, VEIHL is obligated to deliver either (i) cash in the amount of the sum of (A) the Prepayment Amount plus (B) the product of (1) the difference between the Settlement Price and the Cap Price multiplied by (2) the number of shares of Common Stock underlying the Prepaid Variable Forward Arrangement or (ii) a number of shares of Common Stock equal to the Prepayment Amount divided by the Cap Price.

If the Settlement Price is less than or equal to the Cap Price, but more than or equal to the Floor Price, VEIHL is obligated to deliver either (i) cash in the amount of the Prepayment Amount or (ii) a number of shares of Common Stock equal to the Prepayment Amount divided by the Settlement Price.

If the Settlement Price is less than the Floor Price, VEIHL is obligated to deliver either (i) cash in the amount of the Settlement Price multiplied by the number of shares of Common Stock underlying the Prepaid Variable Forward Arrangement or (ii) the number of shares of Common Stock underlying the Prepaid Variable Forward Arrangement.

VEIHL presently expects that it will settle the Prepaid Variable Forward Arrangement in shares of Common Stock.

In the event, at the election of VEIHL upon 20 business days’ prior written notice, of an early termination of the Prepaid Variable Forward Arrangement with respect to all or part of the shares, VEIHL or the third party, as the case may be, would be required to pay the other in cash an optional termination price related to the costs of unwinding the arrangement.

VEIHL pledged 12,847,860 shares of Common Stock (the “Pledged Shares”) to secure its obligations under the Prepaid Variable Forward Arrangement. VEIHL will continue to receive the benefit of ordinary dividends on the Pledged Shares during the term of the pledge and has the right to the return of the Pledged Shares on 20 days’ notice for voting or any other purpose.

On December 12, 2008, the parties amended the Prepaid Variable Forward Arrangement to change the Valuation Date to May 13, 2009. At the time of such amendment, the Cap Price had been adjusted to approximately $30.96 based upon the dividend adjustment provisions of the Prepaid Variable Forward Arrangement.

The ISDA Master Agreement, Schedule to the ISDA Master Agreement, Amended and Restated Confirmation and Amended and Restated Credit Support Deed pursuant to which the Prepaid Variable Forward Arrangement was entered into are attached hereto as Exhibits 99.4, 99.5, 99.6 and 99.7, respectively, and are incorporated herein by reference.

( 14 of 24)

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by substituting the following for Exhibit 99.3, Exhibit 99.6 and Exhibit 99.7 to the Schedule 13D:

Exhibit 99.3	Joint Filing Agreement, dated December 15, 2008

Exhibit 99.6	Amended and Restated Confirmation

Exhibit 99.7	Amended and Restated Credit Support Deed

( 15 of 24)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2008

Virgin Entertainment Investment Holdings Limited

/s/ Paul Fauvel
Paul Fauvel as alternate to Frank Dearie Director

Corvina Holdings Limited

/s/ Paul Fauvel
Paul Fauvel as alternate to Frank Dearie Director

Gamay Holdings Limited

/s/ Paul Fauvel
Paul Fauvel as alternate to Frank Dearie Director

Virgin Group Holdings Limited

/s/ Paul Fauvel
Paul Fauvel as alternate to Frank Dearie Director

/s/ Sir Richard Branson
Sir Richard Branson

Cougar Investments Limited

/s/ Alison Renouf
Alison Renouf
Director

Plough Investments Limited

/s/ Alison Renouf
Alison Renouf

( 16 of 24)

Director

RBC Trustees (C.I.) Limited (as trustee for the RBC Trusts)

/s/ Paul Fauvel
Paul Fauvel as alternate to Frank Dearie Director

Deutsche Bank Trustee Services (Guernsey) Limited

/s/ Alison Renouf
Alison Renouf
Director

/s/ Tracy Martel
Tracy Martel
Authorised Signatory

( 17 of 24)

EXHIBIT LIST

Exhibit 99.3	Joint Filing Agreement, dated December 15, 2008

Exhibit 99.6	Amended and Restated Confirmation

Exhibit 99.7	Amended and Restated Credit Support Deed

( 18 of 24)

ANNEX A

Business Address and Principal Business of the Reporting Persons

Name	Business Address	Principal Business
Deutsche Bank Trustee Services (Guernsey) Limited	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Provision of trust services

RBC Trustees (C.I.) Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Provision of trust services

Cougar Investments Limited	St Paul’s Gate New Street St Helier Jersey JE4 8ZP	Investment holding company

Plough Investments Limited	St Paul’s Gate New Street St Helier Jersey JE4 8ZP	Investment holding company

Sir Richard Branson	Richard’s House PO Box 1091 The Valley Virgin Gorda Necker Island British Virgin Islands	President of the Virgin Group

Gamay Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

Virgin Group Holdings Limited	La Motte Chambers St. Helier Jersey JE1 1BJ	Investment holding company

Corvina Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

Virgin Entertainment Investment Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

ANNEX B

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
A. Brian Conway	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 3WT	Canada

( 19 of 24)

Martin R. C. Boyde	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 3WT	UK

Nicola J. Margetts	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Sharon O’Callaghan Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Michael Preston Alternate Director to Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Wayne David Martel	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 3WT	Guernsey

Aaron P. Mullins	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 3WT	Guernsey

Directors and Officers of RBC Trustees (C.I.) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Graham Arthur Huelin	Trust Director	19-21 Bath Street St Helier, Jersey C.I. JE1 8PB	UK

Lindsay Jane Ozanne	Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Geraldine Mary O’Rourke	Client Services Director	19-21 Bath Street St Helier, Jersey C.I. JE1 8PB	Republic of Ireland

Alan George Pearce	Managing Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Stephen Romeril	Managing Director	Le Gallais Chambers St Helier, Jersey C.I. JE1 8PB	UK

( 20 of 24)

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola J. Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Adaliz Lavarello Alternate Director to David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Tracy Martel Alternate Director to Nicola Margetts	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Elspeth Mahy Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Nicola J. Margetts	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Adaliz Lavarello Alternate Director to David Lloyd	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

( 21 of 24)

Tracy Martel Alternate Director to Nicola Margetts	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Elspeth Mahy Alternate Director to Alison Jane Renouf	Trust Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Directors and Officers of Gamay Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	UK

Ian Keith Cuming Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Nicola J. Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	UK

( 22 of 24)

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Frank Dearie	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Ian Keith Cuming Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Nicola Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Nicola J. Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK

Ian Keith Cuming Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Paul Fauvel Alternate Director to Frank Dearie and/or Stephen Thomas Matthew Murphy	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	UK

( 23 of 24)

Directors and Officers of Virgin Entertainment Investment Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie Director	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Manager	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK

Andreas Tautscher Alternate Director to Alison Jane Renouf and Mark Poole	COO of Deutsche Bank International Limited	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	Austria

Nicola J. Margetts Alternate Director to Mark Poole and/or Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St. Peter Port Guernsey GY1 3WT	UK

Paul Fauvel Alternate Director to Stephen Murphy and Frank Dearie	Associate Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

Ian Cuming Alternate Director to Stephen Murphy and Frank Dearie	Trust Director	RBC Trust Company (International) Limited La Motte Chambers St. Helier Jersey, JE1 1BJ	UK

( 24 of 24)

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons hold any Shares.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.